Filed Pursuant to Rule 424 (b)(3)

Registration File No. 333-126289

PROSPECTUS

1,108,596 Shares of Common Stock

COMMONWEALTH TELEPHONE ENTERPRISES, INC.

We are registering 1,108,596 shares of our common stock for offer and sale from time to time by the selling stockholder named in this prospectus. See “Plan of Distribution.”

We will not receive any of the proceeds from the sale of the shares by the selling stockholder. The selling stockholder will bear all sales commissions and similar expenses.

Our common stock is traded on the Nasdaq National Market under the symbol “CTCO”. On July 8, 2005, the closing sales price of one share of common stock was $41.77.

See “Risk Factors” in the documents we file with the Securities and Exchange Commission that we have incorporated by reference in this prospectus and “ Supplemental Risk Factor” on page 4 to read about factors you should consider before investing in the shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 11, 2005

ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from that information. The selling stockholder is offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this prospectus is accurate only as of the date of this prospectus or, regardless of the time of delivery of this prospectus or any sale of common stock.

In this prospectus, unless the context otherwise requires,

•	“CTE,” “Company,” “we,” “us” and “our” refer to Commonwealth Telephone Enterprises, Inc. and its subsidiaries.

•	“our RLEC” and “CT” refer to Commonwealth Telephone Company, a rural local exchange carrier and a subsidiary of Commonwealth Telephone Enterprises, Inc.

•	“our CLEC” and “CTSI” refer to CTSI, LLC, a competitive local exchange carrier and a subsidiary of Commonwealth Telephone Company.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC’s Internet web site at http://www.sec.gov.

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that we file later with the SEC will automatically update information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act):

•	Annual Report on Form 10-K for the year ended December 31, 2004;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

•	Current Reports on Form 8-K, filed January 31, 2005, May 23, 2005, June 6, 2005, June 13, 2005 and July 1, 2005; and

•	The description of our common stock included in our Registration Statement on Form 8-A filed on September 25, 1998.

You may request a copy of these filings, at no cost, by writing or telephoning us at: Corporate Secretary, Commonwealth Telephone Enterprises, Inc., 100 CTE Drive, Dallas, Pennsylvania 18612-9774, Telephone (570) 631-2700.

All documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than Current Reports furnished under Items 2.02 or 7.01 pursuant to Form 8-K) after the date of this prospectus and before the later of the completion of the offering of the securities described in this prospectus and the date the selling stockholder stops offering securities pursuant to this prospectus shall be incorporated by reference in this prospectus from the date of filing of such documents.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and we intend that such forward-looking statements be subject to these safe harbors. These statements are generally accompanied by words such as “intend,” “anticipate,” “believe,” “estimate,” “expect” or similar statements. Our forward-looking statements involve risks and uncertainties that could significantly affect expected results in the future differently than expressed in any forward-looking statements we have made. These risks and uncertainties include, but are not limited to:

•	uncertainties relating to our ability to further penetrate our markets and the related cost of that effort;

•	economic conditions, acquisitions and divestitures;

•	government and regulatory policies;

•	the pricing and availability of equipment, material and inventories;

•	technological developments;

•	reductions in rates or traffic that is subject to access charges;

•	changes in the competitive environment in which we operate; and

•	receipt of necessary regulatory approvals.

Additional factors that could cause or contribute to such differences are set forth herein and in “Risk Factors” and elsewhere in the documents incorporated into this prospectus by reference. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, we cannot provide any assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future events, plans or expectations that we contemplate will be achieved. Furthermore, past performance in operations and share price is not necessarily predictive of future performance.

SUMMARY

This summary highlights information contained elsewhere in this prospectus and may not contain all the information that may be important to you. You should read the information in “Risk Factors” beginning on page 4 of our Form 10-K for the year ended December 31, 2004, “Supplemental Risk Factor” on page 4, the consolidated financial statements and the related notes and the other information included in or incorporated by reference in this prospectus before making an investment decision.

The Company

We are a telecommunications company, providing telephony and related services in Pennsylvania markets as a rural local exchange carrier, or RLEC. We also operate as a competitive local exchange carrier, or CLEC, in three regional Pennsylvania markets that border our RLEC markets, which we refer to as our “edge-out” markets. In late 2002, we extended our RLEC “edge-out” business operations into select areas of Pennsylvania’s Lehigh Valley. We view this opportunity as an extension of our current Central Pennsylvania market (Lancaster/Reading/York), rather than the establishment of a fourth regional market. We also own and operate other telecommunications-related support businesses which all operate in the deregulated segments of the telecommunications industry and support the operations of our two primary operations.

Our principal executive offices are located at 100 CTE Drive, Dallas, Pennsylvania 18612-9774, and our telephone number is 570-631-2700.

For additional information about our Company, see “Where You Can Find More Information.”

The Offering

Common stock offered by the selling stockholder	1,108,596 shares of common stock.

Use of proceeds	We will not receive any proceeds from the sale of the shares in this offering.

Nasdaq National Market symbol	“CTCO”

Recent Developments

On May 2, 2005, our Board of Directors declared a special dividend of $13.00 per share and a $0.50 per share dividend for the quarter ending June 30, 2005. In addition, we announced our intention to provide an ongoing annual dividend of $2.00 per share, which would be paid quarterly. Both the special dividend and the initial quarterly dividend were paid on June 30, 2005, to holders of record on June 15, 2005. The “ex-dividend” date for the initial quarterly dividend and the special dividend was June 13, 2005.

On May 3, 2005, we filed with the Securities and Exchange Commission a registration statement (File No. 333-124555) and a tender offer statement with other related documents relating to an exchange offer pursuant to which we are offering to exchange any and all of the $300 million of our currently outstanding 2003 3¼% Convertible Notes due 2023 for our new 2005 Series A 3¼% Convertible Notes due 2023 in an equal principal amount plus an exchange fee of $2.50 per $1,000 principal amount of existing notes. The new notes will contain terms that provide us with the flexibility to settle conversion of the new notes with cash, common stock, or a combination of cash and common stock, at our discretion. The existing notes require us to settle conversions of notes with shares of common stock. If the exchange offer is consummated, this change to the terms of the notes will allow us to reduce or eliminate the dilutive effect on our common stock of future conversions of notes. The terms of the new notes will maintain full dividend protection for the holders of the notes. We launched the exchange offer on June 24, 2005.

SUPPLEMENTAL RISK FACTOR

You should carefully consider the risks discussed in “Risk Factors” beginning on page 4 of our Form 10-K for the year ended December 31, 2004 (as filed with the Securities and Exchange Commission on March 11, 2005 and incorporated by reference) before deciding to invest in our securities. In addition to these Risk Factors and the other information included or incorporated by reference in this prospectus, you should also consider the following Supplemental Risk Factor.

Risk related to the offering

If we or our existing stockholders sell additional shares of our common stock after the offering, the market price of our common stock could decline.

The market price of our common stock could decline as a result of sales of a large number of shares of common stock in this offering and after the offering, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

As of March 31, 2005, 1,384,008 shares of our common stock were issuable upon the exercise of outstanding stock options, warrants and rights and 2,342,656 shares remain available for future issuance (not including shares reserved for issuance upon conversion of the notes). Sales, or the perception of sales, of a substantial number of these shares could cause our stock price to decline.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock by the selling stockholder.

COMMON STOCK PRICE RANGE

Our common stock is quoted on Nasdaq National Market under the symbol “CTCO.” Prior to the completion of a recapitalization transaction in September 2003, our class B common stock was traded separately on the Nasdaq Small Cap market under the symbol “CTCOB.” Our class B common stock was delisted from the Nasdaq Small Cap market prior to trading on September 4, 2003 as a result of the recapitalization transaction previously undertaken and completed by us.

The following table presents, for the periods indicated, the daily high and low sale price per share of our common stock as reported on the Nasdaq National Market.

	Common Stock Price		Class B Common Stock Price
	High	Low	High	Low
Fiscal Year Ending December 31, 2003
First Quarter	39.77	33.91	39.61	33.50
Second Quarter	44.71	38.50	48.16	38.60
Third Quarter	46.74	36.60	50.81	38.00
Fourth Quarter	42.00	35.65	—	—
Fiscal Year Ending December 31, 2004
First Quarter	41.75	36.07	—	—
Second Quarter	45.97	41.03	—	—
Third Quarter	45.46	42.96	—	—
Fourth Quarter	50.08	43.51	—	—
Fiscal Year Ending December 31, 2005
First Quarter	51.24	46.10	—	—
Second Quarter (1)	53.28	39.41	—	—
Third Quarter (through July 8, 2005)	42.56	41.33	—	—

(1)	The “ex-dividend” date for the initial quarterly dividend and the special dividend was June 13, 2005.

On July 8, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $41.77 per share.

DIVIDEND POLICY

On May 2, 2005, our Board of Directors declared a special dividend of $13.00 per share and a $0.50 per share dividend for the quarter ending June 30, 2005. In addition, we announced our intention to provide an ongoing annual dividend of $2.00 per share, which would be paid quarterly. Both the special dividend and the initial quarterly dividend were paid on June 30, 2005, to holders of record on June 15, 2005. The “ex-dividend” date for the initial quarterly dividend and the special dividend was June 13, 2005.

The payment of cash dividends in the future will be at the discretion of our board of directors. The declaration of any cash dividends and the amount thereof will depend on a number of factors, including our financial condition, capital requirements, funds from operations, the dividend taxation level, our stock price, future business prospects and such other factors as our board of directors may deem relevant. Additionally, other indebtedness we incur may place significant restrictions on our ability to pay dividends.

SELLING STOCKHOLDER

The following table sets forth certain information with respect to the ownership of common stock held by the selling stockholder and the number of shares of such stock it is offering under this prospectus. The information has been supplied by the selling stockholder. The selling stockholder may sell all, some or none of its shares in this offering. See “Plan of Distribution.”

Selling Stockholder	Number of Shares Owned Prior to Offering		Type of Shares Owned	Number of Shares Offered		Number of Shares to be Owned After Offering
United States Fire Insurance Company (1)	1,108,596	(2)	Common Stock	1,108,596	(2)	—	(3)

(1)	The address of Hamblin Watsa Investment Counsel Ltd, investment manager for United States Fire Insurance Company, is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J2N7.
(2)	Includes an undetermined number of additional shares as may from time to time be issued by reason of stock splits, stock dividends and other similar transactions.
(3)	Assumes the selling stockholder sells all of its shares of Common Stock.

PLAN OF DISTRIBUTION

We are registering 1,108,596 shares of our common stock on behalf of the selling stockholder. The selling stockholder may sell the shares from time to time in one or more transactions on the Nasdaq National Market or otherwise, at market prices prevailing at the time of sale, at a fixed offering price which may be changed, at varying prices determined at the time of sale or at negotiated prices. The shares may be sold by one or more means, including but not limited to the following:

•	in a block trade in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through purchases by a broker or dealer as principal and resale by that broker or dealer for its account;

•	in an over-the-counter distribution;

•	in ordinary brokerage transactions in which the broker solicits purchasers;

•	in connection with short sales or the writing of call options or other derivative contracts, in hedging transactions and in settlement of other transactions in standardized or over-the-counter options;

•	in privately negotiated transactions;

•	through a combination of any such methods of sale; and

•	through any other method permitted under applicable law and not otherwise prohibited by this prospectus.

A prospectus supplement may be filed in the future to set forth additional terms of an offering of the shares, including but not limited to the following:

•	the name or names of any underwriters, dealers or agents and the amounts of shares underwritten or purchased by each of them; and

•	the public offering price of the shares and the proceeds to the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Pursuant to a Registration Rights Agreement dated as of February 7, 2002, as amended, the selling stockholder has agreed to bear all underwriting fees, commissions and similar expenses related to the sale of the shares and a portion of the other expenses that are incurred, including all of the expenses, subject to certain exceptions, of any offers or sales made directly to investors.

If underwriters are used in the sale of any shares, the shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The shares may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the shares will be subject to certain conditions precedent.

The selling stockholder may sell the shares through agents from time to time. A prospectus supplement will name any agent involved in the offer or sale of the shares and any commissions the selling stockholder pays to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

Agents and underwriters may be entitled to indemnification by the selling stockholder and/or us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for the selling stockholder and/or us in the ordinary course of business.

Any underwriters, broker-dealers or agents participating in the distribution of the shares covered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by any of those underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act.

LEGAL MATTERS

The validity of the common stock has been passed on for us by Raymond B. Ostroski, Senior Vice President, General Counsel and Secretary of our company.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.